Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222986

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 19 DATED FEBRUARY 4, 2020

TO THE PROSPECTUS DATED APRIL 16, 2019

We are providing this supplement to you in order to supplement our prospectus dated April 16, 2019 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

●	to disclose information about distributions;

●	an update to our prospectus summary;

●	an update to our risk factors;

●	an updated to our Management Agreement;

●	an update to our summary of our LLC Agreement;

●	an update to our liquidity strategy;

●	an update to our share repurchase program; and

●	an update to our plan of distribution.

Overview

On January 29, 2020, the board of directors (the “Board”) of the Company authorized the designation of Class S shares of the Company’s common stock, $0.001 par value per share (“Class S shares”), and approved a private offering of Class S shares (the “Class S Private Offering”) of up to a maximum of $50 million in Class S shares pursuant to the applicable exemption from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506(c) of Regulation D promulgated under the Securities Act.

Declaration of Distributions

On January 30, 2020, the Board declared cash distributions of $0.104167 per share on our Class S common shares to shareholders of record as of February 27, 2020 to be payable on March 10, 2020.

Prospectus Summary

The following disclosure supersedes and replaces the second paragraph under the section “Prospectus Summary,” which appears on page 2 of the Prospectus.

CNL Strategic Capital, LLC is a Delaware Limited Liability Company formed on August 9, 2016. Unless the context requires otherwise or as otherwise noted, the terms “we,” “us,” “our,” and “company” refer to CNL Strategic Capital, LLC; the term the “Manager” or “CNL” refers to CNL Strategic Capital Management, LLC; the term the “Sub-Manager” refers to Levine Leichtman Strategic Capital, LLC; the term “LLCP” refers to Levine Leichtman Capital Partners, LLC, an affiliate of the Sub-Manager; the term the “Managing Dealer” refers to CNL Securities Corp.; the term “CFG” refers to CNL Financial Group, LLC; the term “CNL Financial Group” refers to CNL Financial Group, Inc. and CNL Financial Group Investment Management LLC; the term the “Administrator” refers to the Manager, in its capacity as Administrator; the term the “Sub-Administrator” refers to the Sub-Manager in its capacity as a sub-administrator; the term “shareholder” refers to a holder of shares of the company’s limited liability company interests; the term “LLC Agreement” refers to the company’s fifth amended and restated limited liability company operating agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part; the term “primary offering” refers to this offering (excluding our distribution reinvestment plan) to which we are initially allocating $1,000,000,000 in any combination of Class A shares, Class T shares, Class D shares and Class I shares; the term “the 2018 private offering” refers to a private offering of our Class FA shares for which we raised aggregate gross proceeds of approximately $81.7 million, a substantial portion of which was used to acquire our initial businesses; the term “Class FA Private Offering” refers to our private offering of Class FA shares pursuant to the confidential private placement memorandum dated April 18, 2019 and which concluded on December 31, 2019; the term “Follow-On Class FA Private Offering” refers to our private offering of Class FA shares pursuant to the confidential private place memorandum dated July 11, 2019; the term “Class S private offering” refers to our private offering of our Class S shares pursuant to the confidential private placement memorandum dated January 21, 2020; while no Class FA shares or Class S shares are being offered or sold hereby, we refer to Class FA shares or Class S shares to describe them in comparison to the other classes of shares which are offered hereby; the term “founder shares” refers to Class FA shares and Class S shares; the term “non-founder shares” refers to Class A, Class T, Class D and Class I shares; the term “our shares” refers to Class A, Class FA, Class T, Class D, Class I and Class S shares, collectively; the term “Lawn Doctor” refers to Lawn Doctor, Inc. or its parent company, LD Parent, Inc., as the context requires; the term “Polyform” refers to Polyform Holdings, Inc.; the term “Roundtables” refers to Auriemma U.S. Roundtables or its parent company, Roundtable Equity Holdings, LLC, as the context requires, which is a business we acquired in August 2019; the term “Milton” refers to Milton Industries Inc., which is a business in which we made a co-investment in November 2019; the term “ResEcon” refers to Resolution Economics, LLC, which is a business in which we made a co-investment in January 2020; the term “initial businesses” refers to Lawn Doctor and Polyform, which are the businesses we acquired with a substantial portion of the net proceeds from the 2018 private offering; the term “our businesses” refers to the initial businesses, Roundtables, Milton, and ResEcon.

The following disclosure supersedes and replaces the first paragraph under the section “Prospectus Summary—Q: Will you use leverage?” which appears on page 5 of the Prospectus.

A:	We will not use leverage in excess of 35% of our gross assets (for which calculation borrowings of our businesses are not included) unless a majority of our independent directors approves any excess above such limit and determines that such borrowing is in the best interests of our company. Any excess in leverage over such 35% limit shall be disclosed to shareholders in our next quarterly or annual report, along with the reason for such excess. In any event, we expect that the amount of our aggregate borrowings will be reasonable in relation to the value of our assets and will be reviewed by our board of directors at least quarterly.

The following disclosure supersedes and replaces the first paragraph under the section “Prospectus Summary—Q: How long will this offering last?” which appears on page 9 of the Prospectus, as well as the related disclosure on the cover page of the Prospectus.

A:	This is a continuous offering of our shares as permitted by the federal securities laws. We have elected to extend this offering by an additional year and currently intend to sell shares in this offering until March 7, 2021. However, subject to applicable securities laws, we reserve the right to further extend the outside date of this offering in our sole discretion. In addition, some states will require us to renew our registration annually in order to continue offering our shares beyond the initial registration period in such states. Your ability to purchase shares and submit shares for repurchase will not be affected by the expiration of this offering and the commencement of a new one.

The following disclosure supersedes and replaces the disclosure under the section “Prospectus Summary—Q: Are we conducting a separate private offering?” which appears on page 9 of the Prospectus.

A:	We are currently conducting a separate “best efforts” private offering of up to $50 million in shares of our Class FA shares pursuant to a confidential private placement memorandum dated July 11, 2019. We refer to this private offering of Class FA shares as the “Follow-On Class FA Private Offering.” The Follow-On Class FA Private Offering is being made pursuant to 506(c) under Regulation D only to persons that are “accredited investors,” as that term is defined under the Securities Act and Regulation D promulgated thereunder. CNL Securities Corp., the Placement Agent, is serving as the placement agent for the Follow-On Class FA Private Offering. We pay the Placement Agent a selling commission of up to 5.5% and a placement agent fee of up to 3.0% of the sale price for each Class FA share sold in the Follow-On Class FA Private Offering, except as a reduction or sales load waiver that may apply. There are no ongoing annual distribution and shareholder servicing fees with respect to our Class FA shares. Subject to requirements under the Securities Act and the applicable state securities laws of any jurisdiction, we intend to conduct the Follow-On Class FA Private Offering until the earlier of: (i) the date we have sold the maximum offering amount of the Follow-On Class FA Private Offering or (ii) March 31, 2020. We may suspend or terminate the Follow-On Class FA Private Offering at any time in our sole discretion.

In January 2020, we commenced a private offering of up to $50 million in shares of our Class S shares pursuant to a confidential private placement memorandum dated January 21, 2020. We refer to this private offering of Class S shares as the “Class S Private Offering.” The Class S Private Offering is being made pursuant to 506(c) under Regulation D only to persons that are “accredited investors,” as that term is defined under the Securities Act and Regulation D promulgated thereunder. CNL Securities Corp., the Placement Agent, is serving as the placement agent for the Class S Private Offering and is also serving as placement agent for this offering. We will pay the Placement Agent a selling commission of up to 2.0% and a placement agent fee of up to 1.5% of the sale price for each Class S share sold in the Class S Private Offering, except as a reduction or sales load waiver that may apply. There are no ongoing annual distribution and shareholder servicing fees paid by the Company with respect to our Class S shares. Subject to requirements under the Securities Act and the applicable state securities laws of any jurisdiction, we intend to conduct the Class S Private Offering until the earlier of: (i) the date we have sold the maximum offering amount of the Class S Private Offering or (ii) six (6) full months from the commencement of this offering. However, we reserve the right to extend the outside date of the Class S Private Offering in our sole discretion but in no event longer than an additional three (3) full months. We may suspend or terminate the Class S Private Offering at any time in our sole discretion.

The offering of Class FA shares pursuant to our previous Class FA Private Offering terminated on December 31, 2019. Through December 31, 2019, we had issued 967,918 Class FA shares and we had received aggregate gross offering proceeds of $26,478,372 from our Class FA Private Offering and we had issued 40,569 Class FA shares and we had received aggregate gross offering proceeds of $1,150,000 from our Follow-On Class FA Private Offering. We intend to use the net offering proceeds from the Class FA Private Offering, the Follow-On Class FA Private Offering and the Class S Private Offering to make investments in accordance with our business strategy and policies and for other general corporate purposes. We have not allocated specific amounts of the net proceeds from the Class FA Private Offering, the Follow-On Class FA Private Offering, or the Class S Private Offering for any specific purpose. We may change the terms of, or suspend or terminate, the Follow-On Class FA Private Offering or the Class S Private Offering at any time in our sole discretion, and we can offer no assurances whether the Follow-On Class FA Private Offering or the Class S Private Offering will be successful.

The following disclosure supersedes and replaces the first paragraph under the section “Prospectus Summary— Q: What is the difference between the Class A, Class T, Class D, Class I and Class FA shares?” which appears on page 11 of the Prospectus.

Q:	What is the difference between the Class A, Class T, Class D, Class I, Class FA and Class S shares?

A:	We are offering four classes of shares to provide investors with more flexibility in making their investment in us and to provide broker dealers with more flexibility to facilitate investment in us. Class FA shares and Class S shares are not being offered in this offering. Each of our shares, regardless of class, will be entitled to one vote per share on matters presented to the shareholders for approval. The differences between the classes being offered in this offering relate to the sales load and shareholder fees payable in respect of each class. Specifically, we will pay a selling commission of up to 6.00% and pay the Managing Dealer a fee of up to 2.50% of the sale price for each Class A share sold in this offering. For Class T shares sold in this offering, we will pay a selling commission of up to 3.00% and pay the Managing Dealer a fee of up to 1.75% of the sale price for each Class T share sold in this offering. We will not pay an upfront selling commission with respect to Class D or Class I shares. We pay an annual distribution and shareholder servicing fee to our Managing Dealer, subject to certain limits, among other things, the 10% limit on total underwriting compensation, on the Class T and Class D shares sold in the primary offering (excluding Class T Shares and Class D shares sold through the distribution reinvestment plan and those received as share distributions) in an annual amount equal to 1.00% and 0.50%, respectively, of our current net asset value per share, as disclosed in our periodic or current reports, payable on a monthly basis. Distributions on the non-founder shares may be lower than distributions on our founder shares because we are required to pay higher management and incentive fees to the Manager and the Sub-Manager with respect to the non-founder shares. Additionally, distributions on Class T shares and Class D shares may be lower than distributions on the Class A, Class FA, Class I and Class S shares because we are required to pay ongoing annual distribution and shareholder servicing fees with respect to the Class T shares and Class D shares sold in this offering.

Risk Factors

The following risk factor is added to immediately follow the risk factor under the section “Risk Factors— Risks Related to This Offering and Our Shares—The ongoing offering price may not accurately reflect the value of our assets,” which appears on page 19 of the Prospectus.

Under our share repurchase program, our ability to make new acquisitions of businesses or increase the current distribution rate may become limited if, during any consecutive two year period, we do not have at least one quarter in which we fully satisfy 100% of properly submitted repurchase requests, which may adversely affect our flexibility and our ability to achieve our investment objectives.

If, during any consecutive two year period, we do not have at least one quarter in which we fully satisfy 100% of properly submitted repurchase requests, we will not make any new acquisitions of businesses (excluding short-term cash management investments under 90 days in duration) and we will use all available investable assets (as defined below) to satisfy repurchase requests (subject to the limitations under our share repurchase program) until all Unfulfilled Repurchase Requests have been satisfied. Additionally, during such time as there remains any requests under our share repurchase plan outstanding from such period, the Manager and the Sub-Manager will defer their total return incentive fee until all such Unfulfilled Repurchase Requests have been satisfied. If triggered, this requirement may prevent us from pursuing potentially accretive investment opportunities and may keep us from fully realizing our investment objectives. In addition, this requirement may limit our ability to pay distributions to our shareholders.

The following disclosure amends and replaces the “Risk Factor” entitled section “Risk Factors— Risks Related to the Manager, the Sub-Manager and Their Respective Affiliates—The Manager, the Sub-Manager and their respective affiliates, including our officers and some of our directors will face conflicts of interest including conflicts that may result from compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our shareholders,” which appears on page 27 of the Prospectus.

The Manager, the Sub-Manager and their respective affiliates, including our officers and some of our directors will face conflicts of interest including conflicts that may result from compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our shareholders.

The Manager, the Sub-Manager and their respective affiliates will receive substantial fees from us (directly or indirectly) in return for their services, and these fees could influence the advice provided to us. Among other matters, the compensation arrangements could affect their judgment with respect to public and private offerings of equity by us, which allow the Managing Dealer to earn additional dealer manager fees and the Manager and the Sub-Manager to earn increased management fees. The Administrator and the Sub-Administrator will also face conflicts of interests with respect to their performance of various administrative services that we require, including but not limited to conflicts that may arise from the Administrator’s and the Sub-Administrator’s decisions with respect to the allocation of their time and resources as they relate to their recommendations and oversight of the personnel, facilities and services provided to us, and the quality of professional and administrative services rendered by their respective affiliates to us. The Manager, the Sub-Manager and their respective affiliates, including certain of our officers and some of our directors will face conflicts of interest including conflicts that may result from compensation arrangements. The Manager compensates the members of its management committee with incentive-based compensation, asset-based compensation and/or bonuses and awards which will vary based on the Manager’s performance.

The incentive fees that we may pay to the Manager (50% of which would be paid to the Sub-Manager) may create an incentive for the Manager and the Sub-Manager to make acquisitions on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee is determined may encourage the Manager and the Sub-Manager to use leverage to increase the return on our assets. In addition, the fact that our base management fee for a certain month is calculated based on the average value of our gross assets at the end of that month and the immediately preceding calendar month, which would include any borrowings for investment purposes, may encourage the Manager and the Sub-Manager to use leverage or to acquire additional assets. The use of leverage increases the volatility of assets by magnifying the potential for gain or loss on invested equity capital. In addition, we and our shareholders will bear the burden of any increase in our expenses as a result of our use of leverage, including interest expenses and any increase in the management fees payable to the Manager.

Our businesses may pay fees to the Sub-Manager for services it provides to them and therefore our shareholders may be indirectly subject to such fees. These fees may be paid before we realize any income or gain. The Manager and the Sub-Manager may face conflicts of interest with respect to services performed for our businesses, on the one hand, and opportunities recommended to us, on the other hand. Furthermore, our board of directors is responsible for determining the net asset value of our assets (with the assistance from the Manager, the Sub-Manager and the independent valuation firm) and, because the base management fee is payable monthly and for a certain month is calculated based on the average value of our gross assets at the end of that month and the immediately preceding calendar month, a higher net asset value of our assets would result in a higher base management fee to the Manager and the Sub-Manager. See “Conflicts of Interest and Certain Relationships and Related Party Transactions.”

Management Agreement

The following disclosure is added to fifth bullet point under the section “Management— Total Return Incentive Fee” which appears on page 106 of the Prospectus and to the fifth bullet point in the sixth row entitled “Total Return incentive fee on income to the Manager” in the table under the section Compensation of the Manager, the Sub-Manager, and the Managing Dealer which appears on page 127 of the Prospectus.

The High Water Marks that will apply to the Company’s incentive fee calculation for the year ending December 31, 2020, will be $27.64 for our Class FA shares, $26.91 for our Class A shares, $27.01 for our Class T shares, $26.61 for our Class D shares, $27.15 for our Class I shares and $27.64 for Class S Shares.

Summary of Our LLC Agreement

The following disclosure is added to immediately follow the discussion of Class FA Shares under the section “Summary of Our LLC Agreement—Classes of Shares” which appears on page 143 of the Prospectus.

Class S Shares

On January 29, 2020, our board of directors approved the designation of our Class S shares as a new class of our common shares and approved our fifth amended and restated limited liability company operating agreement to reflect the addition and designation of our Class S shares. Class S shares are not offered or sold hereby and are only available for purchase in our private offerings by persons that are “accredited investors” (as that term is defined under the Securities Act and Regulation D promulgated thereunder).

The following disclosure supersedes and replaces the disclosure under the section “Summary of Our LLC Agreement—Authorized Shares” which appears on page 144 of the Prospectus.

Authorized Shares

Each of our shares represents a limited liability company interest in CNL Strategic Capital, LLC. Our LLC Agreement provides that we may issue up to 950,000,000 shares of limited liability company interests, or our shares, and up to 50,000,000 preferred shares of limited liability company interest, or preferred shares. In conjunction with the launch of the Class S Private Offering, our board of directors reclassified certain authorized shares of Class T shares to Class S shares, resulting in shares authorized of 7,400,000 Class FA shares, 94,660,000 Class A shares, 558,620,000 Class T shares, 94,660,000 Class D shares, 100,000,000 Class S shares, and 94,660,000 Class I shares. Through December 31, 2019, there were 1,008,487 Class FA shares outstanding, 669,442 Class A shares outstanding, 198,662 Class T shares outstanding, 305,817 Class D shares outstanding, 9,668 Class I shares outstanding, (including 15,832 Class A shares, 952 Class T shares, 7,416 Class D shares and 9,668 Class I shares issued pursuant to our distribution reinvestment plan), and no Class S shares or no preferred shares were outstanding.

The following disclosure supersedes and replaces the second paragraph under the section “Summary of Our LLC Agreement—Dissolution and Winding-Up—Our Liquidation” which appears on page 148 of the Prospectus.

If and when a liquidity event occurs, our assets will be liquidated and the proceeds thereof will be distributed subject to any payments to be made to holders of preferred shares, if any, to the holders of our shares after we pay our liquidation expenses and pay the debts in proportion to the number of shares held by such holder. If we liquidate (voluntarily or otherwise), dissolve or wind up our affairs, then, immediately before such liquidation, dissolution or winding up, our Class FA shares, Class T shares, Class D shares, Class I shares and Class S shares will automatically convert to Class A shares at the applicable Conversion Rate (the Conversion Rates with respect to Class FA, Class I and Class S shares as defined below) and our net assets, or the proceeds therefrom, will be distributed to the holders of Class A shares, which will include all converted Class FA shares, Class T shares, Class D shares, Class I shares and Class S shares, in accordance with their proportionate interests. Our existence will then be terminated. The “Conversion Rate” with respect to Class FA shares will be equal to the quotient, the numerator of which is the net asset value per Class FA share and the denominator of which is the net asset value per Class A share. The “Conversion Rate” with respect to Class I shares will be equal to the quotient, the numerator of which is the net asset value per Class I share and the denominator of which is the net asset value per Class A share. The “Conversion Rate” with respect to Class S shares will be equal to the quotient, the numerator of which is the net asset value per Class S share and the denominator of which is the net asset value per Class A share. You are not guaranteed the return of, or a return on, your investment.

The following disclosure supersedes and replaces the first sentence of the first paragraph under the section “Summary of Our LLC Agreement—Meetings and Voting Rights of Our Shareholders—Voting Rights of Our Shareholders” which appears on page 149 of the Prospectus.

The Class A, Class FA, Class T, Class D, Class I and Class S shares will vote together as a single class, and, subject to the restrictions on transfer and ownership of shares set forth in our LLC Agreement and except as may otherwise be specified in our LLC Agreement, each share is entitled to one vote on each matter submitted to a vote at a meeting of our shareholders.

The following disclosure supersedes and replaces the seventh bullet under the section “Summary of Our LLC Agreement—Amending our LLC Agreement—Amendment by Our Board of Directors Without the Consent of Our Shareholders” which appears on page 152 of the Prospectus.

●	facilitating the trading of Class A Shares, Class T Shares, Class D Shares, Class I Shares, Class FA Shares or Class S shares (including any division of such class or series or other actions to facilitate the uniformity of tax items and attributes within each such class or series of shares that are listed);

Liquidity Strategy

The following disclosure supersedes and replaces first and second paragraphs under the section “Liquidity Strategy,” which appears on page 169 of the Prospectus, and related disclosure under the sections “Prospectus Summary— Q: Will there be a liquidity event for shareholders?” and “Risk Factors—Risks Related to This Offering and Our Shares—Our shares sold in this offering and any of our private offerings will not be listed on an exchange or quoted through a national quotation system for the foreseeable future, if ever. Therefore, if you purchase shares in this offering, you will have limited liquidity and may not receive a full return of your invested capital if you sell your shares”, which appear on pages 13 and 19 of the Prospectus, respectively.

Our board of directors intends to contemplate a liquidity event for our shareholders within six years from the date we terminate our public offering; however, our board of directors is under no obligation to pursue or complete any particular liquidity event during this timeframe or otherwise. We expect that our board of directors, in the exercise of its fiduciary duty to our shareholders, will decide to pursue a liquidity event when it believes that then-current market conditions are favorable for a liquidity event, and that such an event is in the best interests of our shareholders. There can be no assurance that a suitable transaction will be available or that market conditions for a transaction will be favorable during that timeframe. A liquidity event could include, among other transactions: (i) a sale of all or substantially all of our assets, either on a complete portfolio basis or individually, followed by a liquidation; (ii) subject to an affirmative vote of a two-thirds (2/3) super-majority of our outstanding shares, a decision to continue as a perpetual-life company with a self tender offer for a minimum of twenty-five percent (25%) of our outstanding shares; (iii) a merger or other transaction approved by our board of directors in which our shareholders will receive cash or shares of another publicly traded company; or (iv) a listing of our shares on a national securities exchange or a quotation through a national quotation system. However, there can be no assurance that we will complete a liquidity event within such time or at all.

If a liquidity event does not occur, shareholders may have to hold their shares for an extended period of time, or indefinitely. In making a determination of what type of liquidity event is in the best interest of our shareholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, asset diversification and performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our shares, internal management requirements to become a perpetual life company and the potential for investor liquidity. Notwithstanding the shareholder approval requirement in connection with a determination to continue as a perpetual-life company as discussed above in (ii), nothing shall prevent our board of directors from exercising its fiduciary duty on behalf of our company and our shareholders, including any limitation on our board of directors to conduct self tender offers or seek shareholder approval through multiple proxy attempts.

Share Repurchase Program

The following disclosure supersedes and replaces the second sentence of the first paragraph under the section “Share Repurchase Program,” which appears on page 173 of the Prospectus.

Holders of Class FA shares and Class S shares may also participate in our share repurchase program.

The following disclosure supersedes and replaces the fourth sentence of the second paragraph under the section “Share Repurchase Program,” which appears on page 173 of the Prospectus, and similar disclosure throughout the Prospectus.

If we determine to repurchase shares, our share repurchase program also limits the total amount of aggregate repurchases of Class A, Class FA, Class T, Class D, Class I and Class S shares to up to 2.5% of our aggregate net asset value per calendar quarter (based on the aggregate net asset value as of the last date of the month immediately prior to the repurchase date) and up to 10% of our aggregate net asset value per year (based on the average aggregate net asset value as of the end of each of our trailing four quarters).

The following disclosure is added immediately following the ninth paragraph under the section “Share Repurchase Program,” which appears on page on page 174 of the Prospectus, and similar disclosure throughout the Prospectus.

Under this share repurchase program, our ability to make new acquisitions of businesses or increase the current distribution rate may become limited if, over any two-year period, we experience repurchase demand in excess of capacity. If, during any consecutive two year period, we do not have at least one quarter in which we fully satisfy 100% of properly submitted repurchase requests, we will not make any new acquisitions of businesses (excluding short-term cash management investments under 90 days in duration) and we will use all available investable assets (as defined below) to satisfy repurchase requests (subject to the limitations under this share repurchase program) until all Unfulfilled Repurchase Requests have been satisfied. Additionally, during such time as there remains any Unfulfilled Repurchase Requests outstanding from such period, the Manager and the Sub-Manager will defer their total return incentive fee until all such Unfulfilled Repurchase Requests have been satisfied. “Investable assets” includes net proceeds from new subscription agreements, unrestricted cash, proceeds from marketable securities, proceeds from the distribution reinvestment plan, and net cash flows after any payment, accrual, allocation, or liquidity reserves or other business costs in the normal course of owning, operating or selling our acquired businesses, debt service, repayment of debt, debt financing costs, current or anticipated debt covenants, funding commitments related to our businesses, customary general and administrative expenses, customary organizational and offering costs, asset management and advisory fees, performance or actions under existing contracts, obligations under our organizational documents or those of our subsidiaries, obligations imposed by law, regulations, courts or arbitration, or distributions or establishment of an adequate liquidity reserve as determined by our board of directors.

Plan of Distribution

The following disclosure supersedes and replaces the seventh paragraph under the section “Plan of Distribution – This Offering,” which appears on page 175 of the Prospectus.

This is a continuous offering of our shares as permitted by the federal securities laws. We have elected to extend this offering by an additional year and currently intend to sell shares in this offering until March 7, 2021. However, subject to applicable securities laws, we reserve the right to further extend the outside date of this offering in our sole discretion. In addition, some states will require us to renew our registration annually in order to continue offering our shares beyond the initial registration period in such states.